UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached as Exhibit 1 are the unaudited consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the "Company") for the nine months ended September 30, 2008.

        This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, (Registration No. 333-150125), filed with the Securities and Exchange Commission on April 7, 2008.

Exhibit 1

SHIP FINANCE INTERNATIONAL LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2008

General

Ship Finance International Limited is a Bermuda based ship-owning company incorporated in 2003, with registered and principal executive offices located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, Delaware, Singapore and the Marshall Islands.

We are an international ship owning company and our assets currently consist of 33 oil tankers, eight OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, two jack-up drilling rigs, six offshore supply vessels, two chemical tankers and three ultra-deepwater drilling units.

Additionally we have contracted to purchase the following vessels:

•	two newbuilding Capesize drybulk carriers, scheduled for delivery in 2009;

•	two newbuilding Suezmax oil tankers, scheduled for delivery in 2009; and

•	five newbuilding container vessels, scheduled for delivery in 2010;

We have secured charter arrangements for the two newbuilding drybulk carriers and are currently marketing the five newbuilding container vessels for medium to long-term employment. In July 2008 the Company announced that it has entered into an agreement to sell the two newbuilding Suezmax tankers, which we have agreed to deliver to the buyer immediately upon delivery from the shipyard.

Our customers currently include subsidiaries of Frontline Ltd (“Frontline”), Horizon Lines Inc. (“Horizon Lines”), Golden Ocean Group Limited (“Golden Ocean”), Seadrill Limited (“Seadrill”), Taiwan Maritime Transportation Co. Ltd. (“TMT”), Bryggen Shipping & Trading AS (“Bryggen”), Heung-A Shipping Co. Ltd (“Hueng-A”), Deep Sea Supply Plc (“Deep Sea”) and Compania Sud Americana de Vapores. Existing charters for most of our vessels range from five to 19 years, providing us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world, and effective January 2004 we purchased from Frontline a fleet of 47 vessels, comprising 23 Very Large Crude Carriers (“VLCCs”), including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since 2004 we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to seven asset types, so that our fleet now includes container vessels, drybulk carriers, chemical tankers, drilling units and offshore supply vessels.

Acquisitions and Disposals

During 2008 we have so far agreed to acquire the following vessels:

•
In March 2008 we entered into an agreement to acquire two newbuilding chemical tankers from Bryggen for a total consideration of approximately $60 million. One of the vessels was delivered in April 2008 and the other in October 2008.

•
In May 2008 the Company announced an agreement to acquire the newbuilding ultra deepwater drillship West Polaris from a subsidiary of Seadrill for a total acquisition cost of approximately $850 million. The vessel was delivered in July 2008 and was chartered back to the subsidiary of Seadrill on a 15 year bareboat charter.

•
In September 2008 the Company announced an agreement to acquire two newbuilding ultra deepwater semi-submersible drilling rigs from subsidiaries of Seadrill for a total acquisition cost of approximately $1.7 billion. Upon delivery, which occurred in November 2008, the rigs were chartered back to subsidiaries of Seadrill on 15 year bareboat charters.

During 2008 we have so far agreed to sell the following vessels:

•
In March 2008 we agreed to charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period with a purchase obligation at the end of the charter. The new charter commenced in April 2008.

•	In July 2008 the Company announced an agreement to sell the two newbuilding Suezmax tankers, which were contracted in 2006 and scheduled for delivery from the shipyard in 2009.

Operating Results

Total operating revenues

Total operating revenues increased for the nine months ended September 30, 2008 to $357.1 million, compared to $276.5 million for the same period in 2007. Operating revenues include finance lease interest income, finance lease service revenues, charter revenues and profit sharing revenues from our profit sharing arrangements with Frontline Shipping Limited and Frontline Shipping II Limited (the “Frontline Charterers”), subsidiaries of Frontline.

The following table sets forth our total operating revenues in the nine months ended September 30, 2008 and 2007:

(in thousands of $)	9 months ended September 30 2008	9 months ended September 30 2007

Finance lease interest income	135,567	139,978
Finance lease service revenues	70,231	77,127
Profit sharing revenues	95,311	21,173
Time charter revenues	14,630	18,443
Bareboat charter revenues	41,279	17,986
Other operating income	48	1,815
Total operating revenues	357,066	276,522

Finance lease interest income arises on our tankers and OBOs, two jack-up drilling rigs acquired in 2007 and two offshore supply vessels acquired in 2008. Finance lease interest income reduces over the terms of our leases as a progressively lesser proportion of the lease rental payment is allocated as income, and a higher amount treated as repayment of the finance lease. Our total finance lease interest income has also decreased due to the sale of eight oil tankers in 2007 and 2008 and the termination of their leases to the Frontline Charterers, partly offset by the offshore supply vessels acquired in 2008.

The reduction in finance lease service revenue reflects the reduction in the number of tankers leased to the Frontline Charterers. Profit sharing revenue has increased considerably owing to higher charter rates achieved by the Frontline Charterers on our vessels during the nine month period ended September 30, 2008 compared with the previous year.

Time charter revenues have declined as each of the charter arrangements and cross-over voyages in place when the tankers were acquired in January 2004 were completed, at which point we began accounting for income from the vessels as finance lease income. The last of these pre-existing charter and cross-over voyages was completed in April 2007 and this is the main reason for the reduction in time charter revenues. However, time charter revenue is also earned by three of our containerships which partly offsets the reduction in time charter revenue arising from the completion of cross-over voyages.

Bareboat charter revenues are earned by the chemical tanker acquired in April 2008 and those of our containerships and offshore supply vessels which are leased under operating leases on bareboat charters. These revenues have increased with the addition of four offshore supply vessels and four containerships to our fleet during 2007 and the chemical tanker in April 2008.

At September 30, 2008 the Company also owned one drybulk carrier and one ultra deepwater drill ship which are accounted for under the equity method (see below). The charter income on these two vessels is accounted for as finance lease income in the accounts of the vessel-owning subsidiaries.

Cash flows arising from finance leases

The following table analyzes our cash flows from our charters to the Frontline Charterers, Seadrill, Deep Sea and TMT, which were accounted for as finance leases, during the nine months ended September 30, 2008 and 2007:

(in thousands of $)
	9 months ended September 30, 2008	9 months ended September 30, 2007
Charterhire payments accounted for as:
Finance lease interest income	135,567	139,978
Finance lease service revenues	70,231	77,127
Finance lease repayments	165,493	126,965
Non-cash adjustment to leases	(572)	(1,979)
Total charterhire paid	370,719	342,091

Voyage expenses

Voyage expenses are incurred by vessels which operate on time charters and have declined to $0.4 million in the nine months ended September 30, 2008 from $0.7 million in 2007.

Ship operating expenses

Ship operating expenses decreased by 7% from $80.0 million for the nine months ended September 30, 2007 to $74.5 million for the nine months ended September 30, 2008, primarily due to the disposal of tankers.

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. They also include ship operating expenses for the three time-chartered containerships that are managed by unrelated third parties.

Administrative expenses

Administrative expenses increased from $5.2 million in the nine months ended September 30, 2007 to $7.3 million in the nine months ended September 30, 2008, primarily due to the staff costs of our management organization, which was established in 2006, and legal and professional fees arising from commercial activity.

Depreciation expense

Depreciation expenses relate to the vessels on charters accounted for as operating leases. For the nine months ended September 30, 2008 depreciation expenses were $20.5 million, compared to $12.3 million for the nine months ended September 30, 2007.  The increase is due to the delivery since March  2007 of four containerships, five offshore supply vessels and one chemical tanker, all of which are chartered under arrangements accounted for as operating leases.

Interest income

Interest income has decreased to $2.4 million for the nine months ended September 30, 2008, from $5.3 million for the nine months to September 30, 2007.

Interest expense

(in thousands of $)	9 months ended September 30, 2008	9 months ended September 30, 2007

Interest on floating rate loans	60,432	73,552
Interest on 8.5% Senior Notes	28,629	28,570
Swap interest (income)	1,529	(8,939)
Amortization of deferred charges	2,717	2,538
	93,307	95,721

At September 30, 2008 we had total debt outstanding of $2,426 million comprised of $449 million principal amount of 8.5% senior notes and $1,977 million under floating rate secured credit facilities.  At December 31, 2007 we had total debt outstanding of $2,270 million, of which $449 million related to the 8.5% senior notes and $1,821 million was under floating rate secured credit facilities.

Amortization of deferred charges increased by 7% in 2008 to $2.7 million, as a result of new financing facilities established during the nine months ended September 30, 2008.

Other financial items

In the nine months ended September 30, 2008, other financial items amounted to a net cost of $9.9 million, compared to a net cost of $8.3 million for the nine months ended September 30, 2007. These consist mainly of mark-to-market valuation changes on financial instruments, including our interest rate swap contracts, our bond swaps and equity swaps.

Equity in earnings of associated companies

We have two investments which are accounted for under the equity method, as discussed in Note 3 of the Consolidated Financial Statements included herein. These investments represent 100% interests in the vessel-owning subsidiaries which own the drybulk carrier Front Shadow, acquired in 2006, and the ultra deepwater drill ship West Polaris, acquired in July 2008. Equity earnings in associated companies increased from $0.7 million in the nine months ended September 30, 2007 to $7.6 million in the nine months ended September 30, 2008, owing to the acquisition of West Polaris.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct affect on our business. Most of our tankers and OBOs are subject to profit sharing agreements, and our two jack-up drilling rigs will become subject to profit sharing agreements in 2009. To the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected.

Liquidity and Capital Resources

As of September 30, 2008, we had total cash and cash equivalents of $118.7 million and restricted cash of $36.3 million.

Cash flows provided by operating activities decreased for the nine months ended September 30, 2008 to $134.5 million, compared to $168.6 million for the same period in 2007, due primarily to lower tanker spot market rates during 2007 than during 2006, and the subsequent lower profit share earned from Frontline, which is paid after December 31, and thus recorded in the following year’s cash flows.

Net cash used in investing activities was $126.3 million for the nine months ended September 30, 2008, compared to $415.3 million for the same period in 2007. In the nine months ended September 30, 2008, $280.4 million was paid in respect of the acquisition of vessels and $23.0 million was received in respect of the sales of two vessels. During the comparative period in 2007, we acquired vessels for a total cost of $617.3 million and sold vessels for total proceeds of $128.8 million.

Net cash inflow from financing activities for the nine months ended September 30, 2008 was $32.3 million, compared with $227.5 million in the same period in 2007. The decrease was mainly due to the reduction in net proceeds from long-term debt of $156.1 million in 2008, compared with $351.9 million in the same period in 2007.

SHIP FINANCE INTERNATIONAL LIMITED

Unaudited Consolidated Statements of Operations
for the nine month periods ended September 30,  2008 and September 30, 2007

(in thousands of $, except per share amounts)

9 months ended September 30, 2008	9 months ended September 30, 2007

Operating revenues
Finance lease interest income from related parties	132,882	138,851
Finance lease interest income from non-related parties	2,685	1,127
Finance lease service revenues from related parties	70,231	77,127
Profit sharing revenues from related parties	95,311	21,173
Time charter revenues	14,630	18,443
Bareboat charter revenues from related parties	15,951	1,457
Bareboat charter revenues from non-related parties	25,328	16,529
Other operating income	48	1,815
Total operating revenues	357,066	276,522
Gain on sale of assets	17,377	35,096

Operating expenses
Ship operating expenses to related parties	70,231	78,454
Ship operating expenses to non-related parties	4,274	1,583
Voyage expenses and commission	437	717
Depreciation	20,516	12,274
Administrative expenses to related parties	947	1,042
Administrative expenses to non-related parties	6,305	4,163
Total operating expenses	102,710	98,233
Net operating income	271,733	213,385
Non-operating income / (expense)
Interest income	2,407	5,312
Interest expense	(93,307)	(95,721)
Other financial items, net	(9,856)	(8,319)
Net income before equity in earnings of associated companies	170,977	114,657
Equity in earnings of associated companies	7,552	689
Net income	178,529	115,346
Per share information:
Basic earnings per share	$2.45	$1.59
Diluted earnings per share	$2.45	$1.59
Cash dividends paid	$1.69	$1.64

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Consolidated Balance Sheets
as at September 30, 2008 and December 31, 2007

(in thousands of $)

	September 30, 2008 (unaudited)	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	118,657	78,255
Restricted cash	36,340	26,983
Trade accounts receivable	42	28
Due from related parties	91,138	42,014
Other receivables	72	116
Inventories	267	267
Prepaid expenses and accrued income	3,918	301
Investment in finance leases, current portion	177,793	178,920
Financial instruments: mark to market valuation of receivable amounts	5,527	6,711
Other current assets	-	-
Total current assets	433,754	333,595

Vessels and equipment	608,565	607,978
Accumulated depreciation on vessels and equipment	(44,326)	(24,734)
Vessels and equipment, net	564,239	583,244
Newbuilding contracts	66,036	46,259
Investment in finance leases, long-term portion	1,954,295	1,963,470
Investment in associated companies	158,388	4,530
Other long-term investments	8,473	2,008
Deferred charges	16,293	16,922
Total assets	3,201,478	2,950,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	180,600	179,428
Trade accounts payable	26	97
Due to related parties	6,394	5,693
Accrued expenses	22,480	16,972
Financial instruments: mark to market valuation of payable amounts	31,436	21,224
Other current liabilities	4,937	4,511
Total current liabilities	245,873	227,925
Long-term liabilities
Long-term debt	2,245,528	2,090,566
Other long-term liabilities	34,314	17,060
Total liabilities	2,525,715	2,335,551
Commitments and contingent liabilities	-	-
Stockholders’ equity
Share capital	72,744	72,744
Contributed surplus	495,476	485,856
Accumulated other comprehensive loss	(17,819)	(13,894)
Retained earnings	125,362	69,771
Total stockholders’ equity	675,763	614,477
Total liabilities and stockholders’ equity	3,201,478	2,950,028

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Unaudited Consolidated Statements of Cash Flows
for the nine month periods ended September 30, 2008 and September 30, 2007

(in thousands of $)

	9 months ended September 30, 2008	9 months ended September 30, 2007
Operating activities
Net income	178,529	115,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,516	12,274
Amortization of deferred charges	2,717	2,538
Amortization of deferred gains	(572)	-
Amortization of seller’s credit	(1,614)	(88)
Equity in earnings of associated companies	(7,552)	(689)
(Gain) on sale of assets	(17,377)	(35,096)
Stock compensation	1,124	470
Adjustment of derivatives to market value	9,372	241
Other	(1,521)	(441)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(14)	433
Due from related parties	(48,423)	45,354
Other receivables	45	636
Inventories	-	82
Prepaid expenses and accrued income	(3,618)	(97)
Other current assets	-	11,222
Trade accounts payable	(71)	(507)
Accrued expenses	5,508	14,511
Other current liabilities	(2,558)	2,449
Net cash provided by operating activities	134,491	168,638

Investing activities
Investment in finance lease assets	(104,000)	(210,000)
Repayments from investments in finance leases	165,493	126,965
Additions to newbuildings	(18,616)	(52,795)
Purchase of vessels	(30,101)	(407,300)
Proceeds from sales of vessels	23,005	128,827
Proceeds from sale of newbuildings	-	7,658
Investments in associated companies	(146,306)	92
Other investments	(6,465)	(2,008)
Net proceeds from other investments	-	3,000
Net (placement) of restricted cash	(9,357)	(9,733)
Net cash (used in) investing activities	(126,347)	(415,294)

Financing activities
Proceeds from issuance of long-term debt	336,473	563,100
Repayments of long-term debt	(180,339)	(211,166)
Debt fees paid	(2,088)	(3,103)
Cash dividends paid	(122,937)	(119,338)
Cash settlement of derivative instruments	1,149	-
Deemed dividends received	-	4,642
Deemed dividends paid	-	(6,621)
Net cash provided by financing activities	32,258	227,514

Net change in cash and cash equivalents	40,402	(19,142)
Cash and cash equivalents at start of the period	78,255	64,569
Cash and cash equivalents at end of the period	118,657	45,427

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	85,789	76,088

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Unaudited Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
for the nine month periods ended September 30, 2008 and September 30, 2007

(in thousands of $, except number of shares)

	9 months ended September 30, 2008	9 months ended September 30, 2007

Number of shares outstanding
At beginning of period	72,743,737	72,743,737
Shares repurchased and cancelled	-	-
At end of period	72,743,737	72,743,737

Share capital
At beginning of period	72,744	72,744
Shares repurchased and cancelled	-	-
At end of period	72,744	72,744

Contributed surplus
At beginning of period	485,856	464,478
Employee stock options issued	1,124	470
Amortization of deferred equity contributions	8,496	16,410
At end of period	495,476	481,358

Accumulated other comprehensive loss
At beginning of period	(13,894)	(71)
Other comprehensive income/(loss)	(3,925)	(1,825)
At end of period	(17,819)	(1,896)

Retained earnings
At beginning of period	69,771	63,379
Net income	178,529	115,346
Cash dividends paid	(122,938)	(119,338)
Deemed dividends received	-	4,642
Deemed dividends paid	-	(6,621)
At end of period	125,362	57,408
Total Stockholders’ Equity	675,763	609,614

Comprehensive income
Net income	178,529	115,346

Fair value adjustment to hedging financial instruments	(3,861)	(1,952)
Other comprehensive income / (loss)	(64)	127
Total other comprehensive income / (loss)	(3,925)	(1,825)

Comprehensive income	174,604	113,521

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2007. The results of operations for the interim period ended September 30, 2008, are not necessarily indicative of the results for the entire year ending December 31, 2008.

Basis of Accounting

The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies”. The excess, if any, of purchase price over book value of the Company’s investments in equity method investees is included in the accompanying consolidated balance sheets in “Investment in associated companies”.

A variable interest entity is defined by Financial Accounting Standards Board Interpretation (“FIN”) 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses. We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity. Investments in which the Company has a majority shareholding but which it does not consolidate, due to the participating rights of other interest holders, are accounted for using the equity method.

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, finance lease interest income, finance lease service revenues and profit sharing revenues.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from capital leases are allocated between lease service revenues, if applicable, finance lease interest income and repayment of net investment in finance leases. The amount allocated to lease service revenue is based on the estimated fair value at the time of entering the lease agreement of the services provided, which consist of ship management and operating services.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized and the rentals are due and collectible.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

Drydocking Provisions

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, applying the “expense as incurred” method.

New Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”) which defers the effective date of Statement of Financial Accounting Standards (“SFAS”) 157 (“SFAS 157”) for one year relative to certain nonfinancial assets and liabilities. As a result, the application of the definition of fair value and related disclosures of SFAS 157 was effective for the Company beginning January 1, 2008 on a prospective basis with respect to fair value measurements of all financial assets and liabilities. This adoption did not have a material impact on the Company’s consolidated results of operations or financial condition. The remaining aspects of SFAS 157, for which the effective date was deferred under FSP No. 157-2, are currently being evaluated by the Company. Areas impacted by the deferral relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment. The effects of the remaining aspects of SFAS 157 are to be applied by the Company to fair value measurements prospectively beginning January 1, 2009. The Company does not expect them to have a material impact on its consolidated results of operations or financial condition.

In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP No. 157-3”).  FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 and has determined that the impact did not materially effect estimated fair values as of September 30, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS 161 applies only to financial statement disclosures, it will not have a material impact on the Company’s consolidated financial position, results of operations, and cash flows.

2.	INVESTMENTS IN FINANCE LEASES

Most of the Company’s VLCCs, Suezmaxes and OBOs are chartered on long-term, fixed-rate charters to the Frontline Charterers which extend for various periods depending on the age of the vessels, ranging from approximately five to 19 years. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company’s non-double hull vessels for which there are termination options commencing in 2010.

The Company’s two jack-up drilling rigs are chartered on long-term bareboat charters to wholly-owned subsidiaries of Seadrill Limited (“Seadrill”).  The terms of the charters provide the charterers with various call options to acquire the rigs at certain dates throughout the charters, which expire in 2021 and 2022.

Two of the Company’s offshore supply vessels are chartered to subsidiaries of Deep Sea Supply PLC (“Deep Sea”) on charters which include various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of September 30, 2008, 45 of the Company’s assets were accounted for as finance leases, including the above vessels chartered to the Frontline Charterers, Deep Sea and subsidiaries of Seadrill. The following lists the components of the investments in finance leases as of September 30 2008, all of which are leased to related parties, with the exception of the Front Vanadis and Front Sabang, which together accounted for $51.2 million of the total investment in finance leases as of September 30, 2008:

(in thousands of $)	September 30, 2008	December 31, 2007
Total minimum lease payments to be received	4,015,301	4,195,227
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(950,309)	(1,034,255)
Net minimum lease payments receivable	3,064,992	3,160,972
Estimated residual values of leased property (un-guaranteed)	625,858	629,149
Less: unearned income	(1,322,710)	(1,402,611)
	2,368,140	2,387,510
Less: deferred deemed equity contribution	(217,224)	(225,720)
Less: unamortized gains	(18,828)	(19,400)
Total investment in finance leases	2,132,088	2,142,390

Current portion	177,793	178,920
Long-term portion	1,954,295	1,963,470
	2,132,088	2,142,390

3.	INVESTMENT IN ASSOCIATED COMPANIES

At September 30, 2008 and December 31, 2007 the Company had the following participation in investments that are recorded using the equity method:

	September 30, 2008	December 31, 2007
Front Shadow Inc.	100%	100%
SFL West Polaris Ltd	100%	-

Summarized balance sheet information of the Company’s equity method investees is as follows:

	September 30, 2008			December 31, 2007
(in thousands of $)	Front Shadow Inc	SFL West Polaris Ltd	Total	Front Shadow Inc
Current assets	2,446	68,630	71,076	2,625
Non current assets	23,976	785,827	809,803	25,193
Current liabilities	8,029	318,879	326,908	8,049
Non current liabilities	16,520	386,521	403,041	18,580

Summarized statement of operations information of the Company’s equity method investees is as follows:

	9 months ended September 30, 2008			9 months ended September 30, 2007
(in thousands of $)	Front Shadow Inc	SFL West Polaris Ltd	Total	Front Shadow Inc
Operating revenues	1,219	12,714	13,933	1,663
Net operating income	1,216	12,582	13,801	1,661
Net income	684	6,868	7,552	689

Front Shadow Inc. (“Front Shadow”) and SFL West Polaris Ltd (“West Polaris”) are 100% owned subsidiaries of Ship Finance.  These entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under FIN 46 (R).

Front Shadow was incorporated during 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited (“Golden Ocean”), a related party. In 2006 Front Shadow entered into a $22.7 million term loan facility. The Company guarantees $2.1 million of this debt.

West Polaris was incorporated in 2008 for the purpose of holding an ultra deepwater drill ship, and leasing that vessel to Seadrill, a related party. In 2008, West Polaris entered into a $700.0 million term loan facility, of which $450.0 million was drawn as at September 30, 2008. The Company guarantees $100.0 million of this debt.

4.	LONG-TERM DEBT

(in thousands of $)	September 30, 2008	December 31, 2007
8.5% Senior Notes due 2013	449,080	449,080
U.S. dollar denominated floating rate debt (LIBOR plus 0.65% - 1.40%) due through 2019	1,977,048	1,820,914
	2,426,128	2,269,994
Less: short-term portion	(180,600)	(179,428)
	2,245,528	2,090,566

8.5% Senior Notes Due 2013

On December 15, 2003 the Company issued $580 million of 8.5% senior notes.  Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes are not redeemable prior to December 15, 2008 except in certain circumstances.  After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter.

The Company bought back and cancelled notes in 2006, 2005 and 2004 with principal amounts of $8.0 million, $73.2 million and $49.7 million, respectively. No notes were bought in 2007 or the first nine months of 2008 and thus there was $449.1 million outstanding at September 30, 2008 and December 31, 2007.

The Company has entered into short-term total return bond swap lines with banks (see Note 5: Financial Instruments). As of September 30, 2008 the Company had entered into total return bond swaps with a principal amount totalling $148.0 million under these arrangements, compared to $122.1 million under these arrangements at December 31, 2007.

$1,131.4 million secured term loan facility

In February 2005 the Company entered into a $1,131.4 million term loan facility with a syndicate of banks.  The proceeds from the facility were used to repay the prior $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

In September 2006 the Company signed an agreement whereby the existing debt facility, which had been partially repaid, was increased by $219.7 million to the original amount of $1,131.4 million.  The increase is available on a revolving basis.

$350.0 million combined senior and junior secured term loan facility

In June 2005 the Company entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility is repayable over a term of seven years.

$210.0 million secured term loan facility

In April 2006 the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$165.0 million secured term loan facility

In June 2006 the Company entered into a $165.0 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Ceres. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

$170.0 million secured term loan facility

In February 2007 the Company entered into a $170.0 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$148.9 million secured term loan facility

In August 2007 the Company entered into a $148.9 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$77.0 million secured term loan facility

In January 2008 the Company entered into a $77.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$30.0 million secured term loan facility

In February 2008 the Company entered into a $30.0 million secured term loan facility to partly fund the acquisition of a container vessel. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$49.0 million secured term loan facility

In March 2008 the Company entered into a $49.0 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of two chemical tankers. The facility bears interest at LIBOR plus a margin and is repayable over a term of ten years.

$70.0 million secured term loan facility

In June 2008 the Company entered into a $70.0 million secured term loan facility with a syndicate of banks, secured against three vessels. The facility bears interest at LIBOR plus a margin and is repayable in 2010.

$58.0 million secured term loan facility

In September 2008 the Company entered into a $58.0 million secured term loan facility with a syndicate of banks, secured against two containerships. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years

At September 30, 2008, in addition to the above loan facilities, the Company has established two further facilities (i) to partly finance the acquisition of two newbuilding Capesize drybulk carriers ($130.0 million facility) and (ii) to partly finance the acquisition of three newbuilding seismic vessels ($120.0 million facility). No drawings had been made against these facilities at September 30, 2008, and subsequent to that date the Company announced the termination to the agreement to acquire the three newbuilding seismic vessels (see Note 11).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2008 the Company is in compliance with all of the covenants under its long-term debt facilities.

The debt outstanding as of September 30, 2008 is repayable as follows:

(in thousands of $) Year ending December 31
2008 (remaining three months)	43,840
2009	169,041
2010	185,514
2011	806,341
2012	316,881
Thereafter	904,511
Total debt	2,426,128

5.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has a portfolio of swaps that exchange floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea, HSH Nordbank, Fortis Bank, HBOS, Lloyds, NIBC, Citibank, Scotiabank, DnB NOR and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties may become unable to perform under the contracts, although this is mitigated by the fact that the counterparties are generally the same banks that provided the floating rate loans which are being hedged.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At September 30, 2008 the Company, or subsidiaries of the Company, had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR.

As at September 30, 2008 the total notional principal amounts subject to such swap agreements was $1,182.0 million, compared to $884.2 million as at December 31, 2007.

Total Return Bond Swap transactions

The Company has entered into short-term total return bond swap transactions with banks and as of September 30, 2008 was holding bond swaps with a principal amount totalling $148.0 million under these arrangements, compared to $122.1 million as at December 31, 2007.

Total Return Equity Swap transactions

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is to be financed through the use of total return swap transactions indexed to the Company’s own shares. At September 30, 2008 the counterparty to the transactions has acquired approximately 692,000 shares in the Company at an average price of $25.66 including financing costs. There is at present no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction.

In addition to the above transactions linked to the Company’s own securities, the Company may from time to time enter into short term total return equity swap arrangements relating to securities of other companies.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company.  There is a risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.  The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company’s financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial instruments at September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008		December 31, 2007
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents	118,657	118,657	78,255	78,255
Restricted cash	36,340	36,340	26,983	26,983
Floating rate debt	1,977,048	1,977,048	1,820,914	1,820,914
8.5% Senior Notes due 2013	449,080	444,589	449,080	456,714
Derivatives:
TRS equity swap contracts – amounts receivable	-	-	1,045	1,045
Interest rate swap contracts – amounts receivable	2,470	2,470	2,953	2,953
TRS bond swap contracts – amounts receivable	3,057	3,057	2,713	2,713
Total amounts receivable	5,527	5,527	6,711	6,711
TRS equity swap contracts – amounts payable	3,661	3,661	-	-
Interest rate swap contracts – amounts payable	24,510	24,510	20,852	20,852
TRS bond swap contracts – amounts payable	3,265	3,265	372	372
Total amounts payable	31,436	31,436	21,224	21,224

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price.

The fair values of total return equity and bond swaps are based on the closing prices of the underlying listed shares and bonds, the dividends and bond interest paid since inception and the implicit interest rate charged by the counterparty.

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote as these banks are high credit quality financial institutions and are generally the same institutions that provide the Company with floating rate loans.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the nine months ended September 30, 2008 Frontline accounted for 76% of our operating revenues, compared to 78% for the year ended December 31, 2007. There is thus a concentration of revenue risk with Frontline.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital as at September 30, 2008 and December 31, 2007 is as follows:

(in thousands of U.S. $, except share data)
125,000,000 common shares, $1.00 par value each	$125,000

Issued and fully paid share capital as at September 30, 2008 and December 31, 2007 is as follows:

(in thousands of U.S. $, except share data)
72,743,737 common shares, $1.00 par value each	$72,744

The Company’s common shares are listed on the New York Stock Exchange.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the nine months ended September 30, 2008 the Company has credited contributed surplus with $8.5 million of such deemed equity contributions compared to $16.4 million for the nine months ended September 30, 2007.

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to contributed surplus. The contributed surplus arising from share options was $1.1 million in the nine months ended September 30, 2008, compared to $0.5 million for the nine months ended September 30, 2007.

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is to be financed through the use of total return swap transactions indexed to the Company’s own shares.

7.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

The following summarizes share option transactions related to the Option Scheme in 2007 and the first nine months of 2008:

	Nine months ended September 30, 2008		Year ended December 31, 2007
	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of period	360,000	24.44	150,000	22.32
Granted	195,000	27.54	210,000	28.15
Exercised	-	-	-	-
Forfeited	-	-	-	-
Options outstanding at end of period	555,000	24.78	360,000	24.44
Exercisable at end of period	53,333	18.63	50,000	20.13

The weighted average grant-date fair value of options granted in the first nine months of 2008 is $6.42 per share, compared to $6.06 per share for the first nine months of 2007, based on the Black Scholes option valuation model. The exercise price of all options is reduced by the amount of any dividends declared; the above figures for options granted show the average of the prices at the time of granting the options, and for options outstanding at the beginning and end of the period the average of the reduced option prices is shown.

As of September 30, 2008 there was $1.7 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme, compared to $1.4 million as at December 31, 2007. This cost will be recognized over the vesting periods, which average 2.4 years.

Share-based bonus

The employment contract for one employee contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated to be the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  The share-based bonus fair value of $nil at September 30, 2008 was recorded as a liability (December 31 2007: $1.0 million).

8.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	9 months ended September 30,
(in thousands of $)	2008	2007
Net income available to stockholders	178,529	115,346

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	9 months ended September 30,
(in thousands)	2008	2007
Basic earnings per share:
Weighted average number of common shares outstanding	72,744	72,744
Diluted earnings per share:
Weighted average number of common shares outstanding	72,744	72,744
Effect of dilutive share options	38	13
	72,782	72,757

9.	RELATED PARTY TRANSACTIONS

The Company was partially spun-off from Frontline and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and also Seadrill, Golden Ocean and Deep Sea, these all being companies in which Hemen Holding Limited, our largest shareholder, has a significant interest.

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding finance lease balances:

(in thousands of $)	September 30, 2008	December 31, 2007
Amounts due from:
Frontline Charterers	87,926	38,853
Frontline Ltd	3,212	3,161
Total amount due from related parties	91,138	42,014
Amounts due to:
Frontline Management	6,394	5,292
Other related parties	-	401
Total amount due to related parties	6,394	5,693

Related party leasing and service contracts

As at September 30, 2008, 39 of the Company’s vessels were leased to the Frontline Charterers, two jack-up drilling rigs were leased to subsidiaries of Seadrill and two offshore supply vessels were leased to subsidiaries of Deep Sea; these leases have been recorded as finance leases. In addition, four offshore supply vessels were leased to subsidiaries of Deep Sea under operating leases.

At September 30, 2008, the combined balance of net investments in finance leases with the Frontline Charterers, subsidiaries of Deep Sea and subsidiaries of Seadrill was $2,316.9 million (December 31, 2007: $2,362.6 million) of which $161.7 million (December 31 2007: $171.9 million) represents short-term maturities.

At September 30, 2008, the net book value of assets leased under operating leases to subsidiaries of Deep Sea was $159.0 million compared to $193.8 million at December 31 2007.

A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	9 months ended September 30, 2008	9 months ended September 30, 2007
Operating lease income	16.0	1.4
Finance lease interest income	132.9	140.0
Finance lease service revenue	70.2	77.1
Finance lease repayments	134.8	112.8
Deemed dividends paid (net)	-	(2.0)

The Frontline Charterers pay the Company profit sharing of 20% of their time-charter equivalent earnings from their use of the Company’s fleet above average threshold charter rates each fiscal year.  During the nine month period ended September 30, 2008, the Company earned and recognized revenue of $95.3 million under this arrangement, compared to $21.2 million in the nine month period ended Septemer 30, 2007.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. During 2007 and the first nine months of 2008 leases to the Frontline Charterers were cancelled on the following vessels, with termination fees agreed as shown:

Vessel	Year Sold	Termination Fee (in millions of $)
Front Transporter	2007	14.8
Front Target	2007	14.6
Front Traveller	2007	13.6
Front Granite	2007	15.8
Front Comor	2007	13.3
Front Sunda	2007	7.2
Front Birch	2007	16.2
Front Vanadis	2007	13.2
Front Maple	2008	16.7
Front Sabang	2008	26.8

As at September 30, 2008 the Company was owed a total of $87.9 million (December 31 2007: $38.9 million) by the Frontline Charterers in respect of leasing contracts and profit share.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd, (“Frontline Management”), a wholly owned subsidiary of Frontline, resulting in expenses of $70.2 million for the nine months ended September 30, 2008 compared to $77.1 million for the nine months ended September 30, 2007. The management fees are classified as ship operating expenses in the consolidated statements of operations.

The Company also paid $0.9 million in the nine months ended September 30, 2008 to Frontline Management for the provision of management and administrative services compared to $1.0 million for the nine months ended September 30, 2007.

Related party purchases and sales of vessels - 2008

In May 2008 the Company announced that it had entered into an agreement with Seadrill to acquire the newbuilding ultra-deepwater drillship West Polaris for a total acquisition cost of approximately $850 million. Upon delivery in July 2008, the vessel was chartered back to Seadrill under a 15 year bareboat charter.

In September 2008 the Company announced that it had entered into an agreement to acquire two newbuilding ultra deepwater semi-submersible drilling rigs from subsidiaries of Seadrill Limited for a total acquisition cost of approximately $1.7 billion. The rigs, West Hercules and West Taurus, were delivered in November 2008 and upon delivery were chartered back to subsidiaries of Seadrill on 15 year bareboat charters.

Related party purchases and sales of vessels - 2007

In January 2007 the Company agreed to sell five single-hull Suezmax tankers to Frontline.  The gross sales price for the vessels was $183.7 million, and the Company received approximately $119.2 million in cash after paying compensation of approximately $64.5 million to Frontline for the termination of the charters. The vessels were delivered to Frontline in March 2007.

In February 2007 the Company agreed to acquire newbuilding contracts for two Capesize drybulk carriers from Golden Ocean for a total delivered cost of approximately $160.0 million, with delivery expected in the last quarter of 2008 and the first quarter of 2009. Upon delivery the vessels will commence 15 year bareboat charters to Golden Ocean.

In June 2007 the Company purchased the jack-up rig West Prospero from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery the rig was immediately chartered back to the Seadrill subsidiary under a 15 year bareboat charter agreement, fully guaranteed by Seadrill. The subsidiary has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In August 2007 the Company agreed to purchase five offshore supply vessels from Deep Sea for a total consideration of $198.5 million, plus a sellers credit of $17.5 million. Upon delivery in September and October 2007, the vessels were immediately chartered back to Deep Sea under 12 year bareboat charter agreements. Deep Sea has options to buy back the vessels after three, five, seven, 10 and 12 years. In December 2007 it was agreed to sell one of these vessels, the Sea Trout, back to Deep Sea. In connection with this sale, the loan facility relating to the vessel was repaid and the interest rate swap on that facility was terminated at a cost of $1.7 million, for which we will be compensated by Deep Sea.

In November 2007 the Company agreed to purchase a further two offshore supply vessels from Deep Sea for a total consideration of $126.0 million. These vessels were delivered in January 2008 and were chartered back to Deep Sea on 12 year bareboat charters, with options for them to buy back the vessels after three, five, seven, 10 and 12 years.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

September 30, 2008
Book value of assets pledged under ship mortgages	$ 2,696

Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On the vessels insured, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations.  A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members. The three associations with which the Company has arranged insurance are financially among the strongest associations in the world, with substantial free reserves which are used as a buffer against additional calls.

At September 30, 2008 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totalling approximately $2,399 million, compared to $701 million at December 31, 2007.

11.  SUBSEQUENT EVENTS

In November 2008 the Company announced the termination of an agreement to acquire three newbuilding seismic vessels from SCAN Geophysical ASA (“SCAN”) with the attached 12-year charters. The agreement to acquire the vessels had been announced in March 2007, with acquisition to take place immediately after delivery from the shipyard. In the light of considerably delayed deliveries, the Company and SCAN have agreed to terminate the acquisition agreement.

The Company has received an unsecured loan in the amount of $115 million which it has applied to the purchase of the West Taurus.

On November 28, 2008, the Board of Ship Finance declared a dividend of $0.60 per share to be paid on or about January 7, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED (registrant)

Dated: December 5, 2008	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 944729 v2